Filed Pursuant to Rule 433
Registration Statement No. 333-223282

American International Group, Inc.

20,000,000 Depositary Shares

Each Representing a 1/1,000th Interest in a Share of

Series A 5.85% Non-Cumulative Perpetual Preferred Stock

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	Depositary shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s Series A 5.85% Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”)

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB- (Stable/Negative/Negative)

Trade Date:	March 7, 2019

Settlement Date:	March 14, 2019 (T + 5) **

Maturity Date:	Perpetual

Number of Depositary Shares:	20,000,000

Over-allotment Option:	No over-allotment option applies to this offering.

Liquidation Preference:	$25,000 per share of Series A Preferred Stock (equivalent to $25.00 per Depositary Share)

Aggregate Liquidation Preference:	$500,000,000

Price to Public:	$25.00 per Depositary Share

Gross Underwriting Discount:	$0.7875 per Depositary Share sold to retail investors and $0.2500 per Depositary Share sold to institutional investors

Net Proceeds to Issuer Before Expenses:	$485,266,520

Dividend Rate:	5.85% per annum

Dividend Payment Dates:	If declared, quarterly on the 15th day of March, June, September and December, respectively, in each year, beginning on June 15, 2019.

Day Count Convention:	30/360, unadjusted

Optional Redemption:	Shares of Series A Preferred Stock (and thus a proportionate number of Depositary Shares) are redeemable, in whole or in part, from time to time, on or after March 15, 2024, at a redemption price equal to $25,000 per share of Series A Preferred Stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any dividends per share that have been declared but not paid prior to the redemption date (with no amount in respect of any dividends that have not been declared prior to such date).

Redemption after the Occurrence of a Rating Agency Event or Regulatory Capital Event:	Shares of Series A Preferred Stock (and thus a proportionate number of Depositary Shares) are redeemable, in whole, but not in part, at any time prior to March 15, 2024, within 90 days after the occurrence of a “Rating Agency Event” or a “Regulatory Capital Event” (each as defined in the preliminary prospectus supplement), at a redemption price equal to (a) in the case of a Rating Agency Event, $25,500 per share of Series A Preferred Stock (equivalent to $25.50 per Depositary Share), plus an amount equal to any dividends per share that have been declared but not paid prior to the redemption date (with no amount in respect of any dividends that have not been declared prior to such date), or (b) in the case of a “Regulatory Capital Event,” $25,000 per share of Series A Preferred Stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any dividends per share that have been declared but not paid prior to the redemption date (with no amount in respect of any dividends that have not been declared prior to such date).

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “AIGPrA”.

CUSIP/ISIN:	Preferred Shares: 026874 750 / US0268747500 Depositary Shares: 026874 768 / US0268747682

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Joint Lead Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC

Senior Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. NatWest Markets Plc Standard Chartered Bank

Co-Managers:	ANZ Securities, Inc. ING Financial Markets LLC nabSecurities, LLC PNC Capital Markets LLC Scotia Capital (USA) Inc.

Junior Managers:	Academy Securities, Inc. Great Pacific Securities R. Seelaus & Co., LLC Ramirez & Co., Inc. The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: We expect that delivery of the Depositary Shares will be made to investors on or about March 14, 2019, which is five business days following the date of this Term Sheet (such settlement cycle referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle on the second business day following the date of any contract for sale (such settlement cycle referred to as “T+2”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to two business days before March 14, 2019, will be required, by virtue of the fact that the Depositary Shares will settle in T+5, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisers in connection with that election.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.